UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-11132

First Banking Center, Inc.
(Exact name of registrant as specified in its charter)

400 Milwaukee Avenue, Burlington, Wisconsin 53105
(262) 763-3581
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock, $1.00 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

        Approximate number of holders of record as of the certification or notice date: 170

        Pursuant to the requirements of the Securities Exchange Act of 1934, First Banking Center, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2004	By:	/s/ JAMES N. SCHUSTER James N. Schuster Chief Financial Officer